FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 13, 2008

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1. Cellcom Israel Announces second Quarter 2008 Results.

2. Financial Statements, as at June 30, 2008.

CELLCOM ISRAEL ANNOUNCES

SECOND QUARTER 2008 RESULTS

------------------------

Cellcom Israel Presents Record Results in Terms of

total Revenues, EBITDA and Operating Income

 and an Increase in Market Share compared to second quarter last year:

These record results were achieved despite the ongoing price erosion and the intense market competition;

Revenues increased 9.9%; EBITDA1 up by 14.7%

Cellcom Israel declares a second quarter dividend of NIS 2.76 per share (totals approx. NIS 270 million)

Second Quarter 2008 Highlights (results compared to second quarter 2007, unless otherwise stated):

▪	Total Revenues (including revenues from end-user equipment) increased 9.9% to NIS 1,600 million ($477 million)

▪	Total Revenues from services increased 6.3% to NIS 1,410 million ($421 million)

▪	Revenues from content and value added services (including SMS) increased 35.6%, reaching 11.3% of services revenues

▪	EBITDA[2] increased 14.7% to NIS 617 million ($184 million) (including a one time expense reversal of NIS 14 million)

▪	EBITDA margin reached 38.6%, up from 37.0%

▪	Operating income increased 25.7% to NIS 431 million ($129 million)

▪	Financing Expenses, net increased by NIS 90 million (including a one time expense[3] of approx. NIS 29 million)

▪	Net income increased 8.5% to NIS 230 million ($69 million)

▪	Free Cash Flow increased approx. 295% compared to previous quarter and totaled NIS 308 million

▪	The Company's subscriber base increased 5.3% compared to second quarter last year; the Company's market share also increased

▪
Post-paid Subscriber base increased approx. 27,000 net new subscribers and pre-paid subscriber base was down by 6,000. Total net new additional subscribers in the second quarter reached approx. 21,000; Total subscriber base reached approx. 3.117 million at the end of June 2008

▪	3G subscribers reached approx. 608,000 at the end of June 2008, net addition of approx. 85,000

▪	The Company declared a second quarter dividend of NIS 2.76 per share

1	Please view "Use of Non-GAAP financial measures" section at the end of this press release.
2	EBITDA for the second quarter 2008 benefited from a one-time reversal of rent expenses in the amount of approximately NIS 14 million, mainly related to previous years. See Cost of revenues below.
[3]	See Financing Expenses, net below.

Netanya, Israel – August 13, 2008 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the second quarter of 2008. Revenues for the second quarter 2008 totaled NIS 1,600 million ($477 million); EBITDA for the second quarter 2008 totaled NIS 617 million ($184 million), or 38.6% of revenues; and net income for the second quarter 2008 totaled NIS 230 million ($69 million). Basic earnings per share for the second quarter 2008 reached NIS 2.36 ($0.70).

Commenting on the results, Amos Shapira, Chief Executive Officer said, "I am very pleased with our second quarter 2008 results, especially given the competitive environment and the continuing price erosion, which proves again our ability to adjust quickly to the changing business environment. Cellcom Israel presents today another record quarter in terms of total revenues, EBITDA, EBITDA margin and operating income. I am proud of all our employees and managers for the achievements this quarter, as well as for the fast growth in our brand positioning, further enhancing our status as the leading cellular company in Israel".

Mr. Shapira added: “In the second quarter of 2008, I am pleased to note, we presented  record results in terms of revenues, EBITDA and operating income and an increase in market share4 in comparison with the second quarter of last year, which reflects the strengthening of our leadership position in the Israeli cellular market. In the second quarter, we further increased and improved our total subscriber base, gaining approximately 27,000 net new post-paid subscribers while losing approximately 6,000 net pre-paid subscribers. Our 3G subscriber base continues to grow, reaching above 608,000 subscribers as of the end of June 2008, up 85,000 this quarter, all of which are post-paid subscribers, characterized by high ARPU. The overall improvement in the Company's composition of subscribers contributed to the increased ARPU and the Company's profitability. Revenues from content and value added services increased by approximately 36%, reaching 11.3% of our service revenues. Furthermore, we broadened our offering of landline services, which continued to contribute to the fast growth of revenues from these services. Simultaneously, we kept on cost efficiency measures, contributed directly to our improved EBITDA and EBITDA margin".

Tal Raz, Chief Financial Officer, commented: "This was another strong quarter in terms of revenues and operating profitability for the Company, resulting mainly from an increase in revenues from content, value added services and landline services as well as ongoing cost efficiencies. Marketing, sales, general and administrative expenses as percentage of revenues decreased from 22.4% in the second quarter of 2007 to 21.9% in the second quarter this year. Our net income increased despite the significant increase in financing expenses, stemming mainly from the increase in the Israeli Consumer Price Index (CPI) during the second quarter, which affected the linkage expenses to the Israeli CPI, associated with our debentures. Our free cash flow for the second quarter

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The Company's market share was calculated based on the subscribers’ figures as of June 30, 2008, published by the Company and Partner Communications Ltd. ("Partner"). The Company estimated the number of subscribers for that date, of two additional Israeli cellular operators - Pelephone Communications Ltd. ("Pelephone") and Mirs Communications Ltd. ("Mirs"), since Pelephone has not yet published this information, and Mirs does not publish this information.

rised again towards the level we used to present before the first quarter of 2008 and totaled NIS 308 million, an increase of approximately 295% compared to the previous quarter. Furthermore, during the second quarter we decreased our handsets and accessories inventory level, which was purchased during our preparation to number portability, by approximately NIS 86 million compared to the previous quarter and the inventory lowered again to the level we used to present before our preparations to number portability”.

Main Financial and Performance Indicators:

	Q2/2008	Q2/2007	% Change	Q2/2008	Q2/2007
	million NIS			million US$ (convenience translation)
Total Services revenues	1,410	1,327	6.3%	420.6	395.9
Revenues from content and value added services	160	118	35.6%	47.7	35.2
Handset and accessories revenues	190	129	47.3%	56.7	38.5
Total revenues	1,600	1,456	9.9%	477.3	434.4
Operating Profit	431	343	25.7%	128.6	102.3
Net Income	230	212	8.5%	68.6	63.2
Cash Flow from Operating Activities, net of Investing Activities	308	352	-12.5%	91.9	105.0
EBITDA	617	538	14.7%	184.1	160.5
EBITDA, as percent of Revenues	38.6%	37.0%	4.3%
Subscribers end of period (in thousands)	3,117	2,960	5.3%
Estimated Market Share[5]	34.7%	34.4%	0.9%
Average Monthly MOU (in minutes)	354	345	2.6%
Monthly ARPU	149	148	0.7%	44.5	44.2

Financial Review

Revenues for the second quarter of 2008 totaled NIS 1,600 million ($477 million), a 9.9% increase compared to NIS 1,456 million ($434 million) in the second quarter last year. The increase in revenues resulted from a 6.3% increase in revenues from services, reaching NIS 1,410 million ($421 million) compared to NIS 1,327 million ($396 million) in the second quarter last year, as well as from a 47.3% increase in handset and accessories’ revenues from NIS 129 million ($38 million) in the second quarter last year, to NIS 190 million ($57 million) in the second quarter 2008. The increase in revenues from services is attributed mainly to a 35.6% increase in revenues from content and value added services (including SMS) in the second quarter 2008, compared to the second quarter last year, reaching NIS 160 million ($48 million), or 11.3% of revenues from services. The increase also resulted from an increase in roaming services and landline services. The increase in revenues from services was partially offset by the reduction of interconnect tariffs, which came into effect on March 1, 2008  and the ongoing airtime price erosion. The increase in handset and accessories’ revenues in the second quarter of 2008, resulted primarily from a larger amount of handsets sold and an increase

5
The Company's market share was calculated based on the subscribers’ figures as of June 30, 2008, published by the Company and Partner Communications Ltd. ("Partner"). The Company estimated the number of subscribers for that date, of two additional Israeli cellular operators - Pelephone Communications Ltd. ("Pelephone") and Mirs Communications Ltd. ("Mirs"), since Pelephone has not yet published this information, and Mirs does not publish this information.

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in the average handset sale price, due to higher sales of advanced 3G handsets in the second quarter of 2008.

Cost of revenues for the second quarter of 2008 totaled NIS 819 million ($244 million), compared to NIS 786 million ($234 million) in the second quarter last year, an increase of 4.2%. The increase in cost of revenues primarily resulted from an increase in interconnect expenses due to an increase in outgoing calls terminating in other operators' networks, as well as an increase in cost of content and value-added services due to increased usage. The increase also resulted from an increase in handset costs following the higher number of handsets sold during the second quarter of 2008 and an increase in the average handset sale price, partially offset by increased efficiency in handset procurement and the appreciation of the NIS against the US dollar, which lowered the cost of handsets.

In June 2008, the Israel Accounting Standards Board published a clarification to the International Accounting Standard no. 39 ("Financial Instruments: Recognition and Measurement"), in which it recognized the US Dollar as a Commonly Used currency in Israel until December 31, 2006. As a result, all transactions related to engagements made by December 31, 2006, do not require a separation of the embedded derivative. Since the Company began, in the first quarter of 2008 - following the adoption of the IFRS - to retroactively separate embedded derivatives, the Company had to reverse the recorded amounts for the separation of embedded derivatives related to engagements made on or before December 31, 2006. This resulted in a one-time reversal of rent expenses in the amount of approximately NIS 14 million, mainly related to previous years, which offset in part the increase in cost of revenues. On the other hand, this issue increased financing expenses by approximately NIS 29 million, which constitutes a one-time reversal of financing income mainly related to previous years. See Financing Expenses, net below.

Gross profit for the second quarter of 2008 totaled NIS 781 million ($233 million), a 16.6% increase compared to NIS 670 million ($200 million) in the second quarter of 2007. Gross profit margin for the second quarter of 2008, increased to 48.8% from 46.0% in the second quarter last year.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the second quarter of 2008 totaled NIS 350 million ($104 million), or 21.9% of total revenues, compared to NIS 326 million ($97 million), or 22.4% of total revenues, in the second quarter of 2007. The SG&A Expenses in the second quarter 2008 were affected, among other things, by the accelerated recording of option related expenses under our option plan in the amount of approximately NIS 11 million, following the Company's reevaluation of a "Corporate Transaction" occurrence (for additional details see "Other developments during the second quarter of 2008 and subsequent to balance sheet date - Amendment to employee share incentive plan" below).

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Operating income for the second quarter of 2008 increased 25.7%, reaching NIS 431 million ($129 million), compared to NIS 343 million ($102 million) in the second quarter last year. The increase in operating income, as well as in EBITDA, reflects, among other things, the one-time reversal of rent expenses in the amount of approximately NIS 14 million, mainly related to previous years, as explained in Cost of revenues.

EBITDA for the second quarter 2008 increased 14.7%, reaching NIS 617 million ($184 million), compared to NIS 538 million ($161 million) in the second quarter 2007. EBITDA as a percent of total revenues, reached 38.6%, compared to 37.0% in the second quarter last year.

Financing Expenses, net for the second quarter 2008 totaled NIS 109 million ($33 million), compared to NIS 19 million ($6 million) in the second quarter last year. This increase resulted, among other things, from a one-time reversal of financing income in the amount of approximately NIS 29 million, mainly related to previous years, for the separation of embedded derivatives related to engagements made on or before December 31, 2006, as explained in Cost of revenues. The increase also resulted from an increase in interest and linkage expenses to the Israeli Consumer Price Index (CPI), associated with the Company's debentures, following the increase in our debt level and the increase in the Israeli CPI during the second quarter 2008, compared to the second quarter last year. The increase in financing expenses was partially offset by two main items: an increase in financing income related to the Company's hedging portfolio, which totaled approximately NIS 39 million compared to approximately NIS 13 million in the second quarter of 2007, and the lack of interest expenses relating to the Company's former credit facility, which was fully prepaid in March 2008, compared to approximately NIS 21 million facility related interest expenses in second quarter of 2007.

Net Income for the second quarter of 2008 increased 8.5%, reaching NIS 230 million ($69 million), compared to NIS 212 million ($63 million) in the second quarter last year.

Basic earnings per share for the second quarter of 2008 totaled NIS 2.36 ($0.70), compared to NIS 2.17 ($0.65) in the second quarter of 2007.

Operating Review
New Subscribers – at the end of June 2008 the Company had approximately 3.117 million subscribers. During the second quarter of 2008 the Company added approximately 21,000 net new subscribers (an increase of approximately 27,000 post-paid subscribers and a decrease of approximately 6,000 pre-paid subscribers).

In the second quarter of 2008, the Company added approximately 85,000 net new 3G subscribers to its 3G subscriber base, reaching approximately 608,000 3G subscribers at the end of June 2008, representing 19.5% of the Company’s total subscriber base.

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The Churn Rate in the second quarter 2008 was 4.7%, compared to 3.9% in the second quarter last year and compared to 5.3% in the previous quarter. As expected and as experienced in other countries, the implementation of number portability has increased the churn, which primarily consists of lower contribution pre-paid subscribers and subscribers with collection problems. The increased churn of pre-paid subscribers had a negligible impact on the Company's results.

Average monthly subscriber Minutes of Use ("MOU") in the second quarter 2008 totaled 354 minutes, compared to 345 minutes in the second quarter 2007, an increase of 2.6%.

The monthly Average Revenue per User (ARPU) for the second quarter 2008 increased 0.7% and totaled NIS 149 ($44.5), compared to NIS 148 ($44.2) in the second quarter last year.

Financing and Investment Review
Cash Flow
Free cash flow (Cash provided by operating activities, net of cash used in investing activities) for the second quarter of 2008 totaled NIS 308 million ($92 million), compared to NIS 3526 million ($105 million) generated in the second quarter of 2007. The relative decrease in Free Cash Flow in the second quarter 2008 compared to the second quarter last year resulted primarily from the increase in investing activity, attributed mainly to different dispersal of investments over the year compared to last year, and from the remaining payments, mainly for handsets procurement and payroll expenses, related to the Company's preparations for number portability. The Company's free cash flow for the second quarter increased by approximately 295% compared to the previous quarter and rised again towards the level presented in the periods before the first quarter of 2008.

Shareholders' Equity
Shareholders' Equity as of June 30, 2008 amounted to NIS 372 million ($111 million), primarily consisting of accumulated undistributed retained earnings.

Investment in Fixed Assets and Intangible Assets
During the second quarter 2008, the Company invested NIS 128 million ($38 million) (on accrued basis, not cash basis) in fixed assets and intangible assets (including, among others, deferred commissions and investments in information systems and software), compared to NIS 117 million ($35 million) in the second quarter 2007.

Dividend
On August 12, 2008, the Company's board of directors declared a cash dividend in the amount of NIS 2.76 per share, and in the aggregate amount of approximately NIS 270 million (the equivalent of approximately $0.77 per share and approximately $76 million in the aggregate, based on the representative rate of exchange on August 11, 2008; the actual US$ amount for dividend paid in US$

6	Restated due to the new presentation of Statements of Cash Flows in accordance with International Financial Reporting Standards (IFRS), following the Company's adoption of IFRS as of January 1, 2008.

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will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on September 4, 2008), subject to withholding tax described below. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on August 25, 2008. The payment date will be September 8, 2008. According to the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The dividend per share that the Company will pay for the second quarter of 2008 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the Company’s dividend policy. Dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2007 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Other developments during the second quarter of 2008 and subsequent to balance sheet date
Site Licensing – As previously disclosed, the Company has relied upon an exemption from the requirement to obtain building permits in relation to cellular radio access devices. This exemption has been challenged in court. In May 2008, the Israeli Attorney General opined that the exemption does apply to cellular radio access devices, but later that month, the District Court of Tel-Aviv-Jaffa ruled, in its capacity as court of appeals, that the reliance of the Company and other cellular providers in Israel upon the exemption, is invalid, since the cellular operators’ devices do not meet the exemption’s requirements.
The Company and other cellular operators appealed this ruling to the Supreme Court, which granted a stay of execution until further decision, to which the State did not object. All those appeals await consideration in the Supreme Court. Other appeals on that issue are still under consideration in the District Court as court of appeals. On July 2, 2008, subsequent to the balance sheet date, an amendment to the Israeli Communication Law, 1982, proposing to annul the exemption, passed the preliminary phase of enactment.
Furthermore, on July 21, 2008, subsequent to balance sheet date, a petition was filed by the Union of Local Authorities in Israel and certain local planning and building authorities against the Attorney General and the Israeli cellular operators, including the Company, with the Supreme Court. The petitioners seek remedies aimed at (1) annulling the Attorney General's opinion described above, as well as directives issued by the Attorney General to the local authorities, to refrain from indicting the cellular operators for building and operating radio access devices based on the exemption, if the devices meet the exemption’s requirements; and at (2) applying the District Court’s decision in relation to the exemption. The petitioners further seek an ex-parte interim order rendering the Attorney General's directives ineffective or alternatively, an interim order preventing the building of cellular radio access devices based on the exemption, until the petition is decided upon. The court has requested the respondents response for both the petition and interim remedy sought.

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On July 17, 2008, subsequent to the balance sheet date, a petition was filed by environmental entities against the Minister of Environmental Protection, the Minister of Communications and the cellular companies, including the Company, with the Supreme Court. The petitioners seek remedies relating to the delayed enactment of regulations under the Israeli Non-Ionizing Radiation Law, 2006, as well as an ex-parte temporary injunction preventing the provision of any environmental permits, until the petition is decided upon. The court has requested the respondents' response for both the petition and interim remedy sought.

For additional details see the Company’s most recent annual report for the year ended December 31, 2007 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We may not be able to obtain permits to construct cell sites” as well as under "Item 4. Information on the Company – B. Business Overview – Government Regulations – Permits for Cell site Construction – Site Licensing” and “Construction and operating permits from the commissioner of environmental radiation” and the Company’s immediate report on Form 6-K filed on May 14, 2008 under “Other Developments Subsequent to Balance Sheet Date – Site Licensing”.

Amendment to Employee Share Incentive Plan - As previously disclosed, on July 6, 2008, subsequent to the balance sheet date, the Company’s audit committee and board of directors approved an amendment to the Company’s 2006 Share Incentive Plan (the “Plan”).  The Plan previously provided that the vesting of options and restricted share units (“RSUs”) (together “Awards”) issued under the Plan would fully accelerate prior to the occurrence of certain Corporate Transactions, as defined under the Plan, and immediately terminate upon the effective date of any such Corporate Transaction if not exercised by such date. The events constituting Corporate Transactions include, among others, a decrease in share ownership by Discount Investment Corporation Ltd. and its subsidiaries (“DIC”) to less than 50.01% of the Company’s outstanding share capital.  As of June 30, 2008, DIC held approximately 50.5% of the Company’s outstanding share capital.
The amendments to the Plan include (1) changing the 50.01% threshold to a trigger when DIC ceases to control (as such term is defined in the Israeli Securities Law, 1968) the Company; and (2) requiring the Company to provide each grantee with a ten-day period to exercise the Awards upon a Corporate Transaction. Such amendments apply also with respect to outstanding options.
The Company’s audit committee and board of directors further approved a change to the terms of outstanding options at that time, to allow, if the grantee is dismissed without cause, up to additional six (6) months from the Date of Cessation, as defined under the Plan, for vesting of the third or forth portions to occur.
The amendments to outstanding options held by the Company’s Chairman of the Board, Mr. Ami Erel, require the further approval of the Company’s shareholders, according to the Israeli Companies Law -1999.

No RSU’s have been granted under the Plan.

For additional information regarding the Plan and the options outstanding thereunder, please see the Company’s most recent annual report for the year ended December 31, 2007 on Form 20-F under

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“Item 6. Directors, Senior Management and Employees – E. Share Ownership – 2006 Share Incentive Plan”.

Conference Call Details
The Company will be hosting a conference call on Wednesday, August 13, 2008 at 08:30 am EDT, 03:30 pm Israel time, and 01:30 pm UK time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.
US Dial-in Number: 1 888 668 9141              UK Dial-in Number: 0 800 032 3367

Israel Dial-in Number: 03 918 0688               International Dial-in Number:  +972 3 918 0688

at: 08:30 am Eastern Time; 05:30 am Pacific Time; 1:30 pm UK Time; 3:30 pm Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: http://investors.ircellcom.co.il/events.cfm. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.117 million subscribers (as at June 30, 2008) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.ircellcom.co.il

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause

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such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2007.\
Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 3.352 = US$1 as published by the Bank of Israel on June 30, 2008.

Use of non-GAAP financial measures
EBITDA is a non-GAAP measure and is defined as income before financial income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-GAAP measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities. See the reconciliation note at the end of this Press Release.

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

Financial Tables Follow

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Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Balance Sheets

		Convenience
		translation
		into US dollar
	June 30,	June 30,	June 30,	December 31,
	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	195	58	372	911
Trade receivables	1,447	432	1,331	1,385
Other receivables, including derivatives	132	39	89	96
Inventory	150	45	125	245
Total current assets	1,924	574	1,917	2,637

Long-term receivables	608	182	512	575

Property, plant and equipment, net	2,223	663	2,361	2,335

Intangible assets, net	678	202	671	685

Total assets	5,433	1,621	5,461	6,232

Current liabilities
Short-term credit	287	86	123	353
Trade payables and accrued expenses	588	175	679	953
Current tax liabilities	66	20	182	122
Provisions	90	27	82	91
Other current liabilities, including derivatives	367	109	291	384
Total current liabilities	1,398	417	1,357	1,903

Long-term liabilities
Long-term loans from banks	-	-	1,092	343
Debentures	3,509	1,047	1,989	2,983
Provisions	16	5	14	14
Other long term liabilities	1	*-	2	3
Deferred taxes	137	41	156	149
Total non-current liabilities	3,663	1,093	3,253	3,492

Total liabilities	5,061	1,510	4,610	5,395

Shareholders’ equity
Share capital	1	*-	1	1
Capital reserves	(60)	(18)	(10)	(33)
Retained earnings	431	129	860	869
Total shareholders' equity	372	111	851	837

Total liabilities and shareholders' equity	5,433	1,621	5,461	6,232

* Less than 1 million

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Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Income

	Six-month period ended			Three-month period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
	2008	2008	2007	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	3,195	953	2,894	1,600	477	1,456	6,050
Cost of revenues	1,698	506	1,570	819	244	786	3,377

Gross profit	1,497	447	1,324	781	233	670	2,673

Selling and marketing expenses	333	99	313	177	53	164	685
General and administrative expenses	327	98	321	173	51	162	653
Other (income) expenses	(18)	(5)	-	-	-	1	3

Operating income	855	255	690	431	129	343	1,332

Financing expenses	(234)	(70)	(94)	(127)	(38)	(39)	(287)
Financing income	80	24	33	18	5	20	140
Financing costs, net	(154)	(46)	(61)	(109)	(33)	(19)	(147)

Income before income tax	701	209	629	322	96	324	1,185
Income tax	198	59	209	92	27	112	310

Net income	503	150	420	230	69	212	875

Earnings per share
Basic earnings per share (in NIS)	5.16	1.54	4.31	2.36	0.70	2.17	8.97

Diluted earnings per share (in NIS)	5.08	1.52	4.27	2.32	0.69	2.15	8.89

Weighted average number of shares used in the calculation of basic earnings per share (in thousands)	97,540	97,540	97,500	97,575	97,575	97,500	97,500
Weighted average number of shares used in the calculation of diluted earnings per share (in thousands)	99,100	99,100	98,251	99,163	99,163	98,466	98,441

12

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows

	Six-month period ended			Three-month period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
	2008	2008	2007	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Net income for the period	503	150	420	230	69	212	875
Adjustments to reconcile net income to funds generated from operations:
Depreciation and amortization	373	111	382	186	55	194	775
Reversal of provision allowance	-	-	-	-	-	-	(10)
Loss (gain) on sale of assets	(17)	(5)	2	1	-	1	4
Income tax expense	198	59	209	92	27	112	310
Financial costs, net	154	46	61	109	33	19	147
Equity settled share based payments transaction	17	5	18	13	4	7	29
Changes in operating assets and liabilities:
Changes in inventories	82	25	6	73	22	12	(114)
Changes in trade receivables (including long-term amounts)	(113)	(34)	(34)	(26)	(8)	(15)	(99)
Changes in other receivables and debits (including long-term amounts)	(42)	(12)	(13)	(33)	(10)	8	(24)
Changes in trade payables (including long-term amounts)	(269)	(80)	(8)	(92)	(27)	8	188
Changes in other payables and credits (including long-term amounts)	35	10	37	5	1	(2)	* 92
Proceeds (payments) for inventory hedging contracts, net	(20)	(6)	(16)	(11)	(3)	(8)	*(24)
Proceeds (payments) for derivative contracts, net	11	3	(15)	9	3	(12)	*(26)
Income tax paid	(260)	(78)	(153)	(99)	(30)	(84)	(313)
Net cash provided by operating activities	652	194	896	457	136	452	1,810

* Reclassified

13

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows (cont'd)

	Six-month period ended			Three-month period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
	2008	2008	2007	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	US$ millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from investing activities
Acquisition of property, plant, and equipment	(225)	(67)	(228)	(107)	(32)	(75)	(466)
Acquisition of intangible assets	(94)	(28)	(46)	(40)	(12)	(24)	(97)
Proceeds (payments) for property, plant and equipment hedging contracts, net	(10)	(3)	(8)	(5)	(1)	(4)	*(12)
Proceeds from sales of assets	50	15	1	-	-	-	4
Interest received from investments	13	4	4	3	1	3	23
Investment in long-term deposit	-	-	-	-	-	-	(12)

Net cash provided by investing activities	(266)	(79)	(277)	(149)	(44)	(100)	(560)
Cash flows from financing activities
Payment of long-term loans from banks	(648)	(194)	-	-	-	-	(645)
Proceeds from issuance of debentures, net of issuance costs	589	176	-	-	-	-	1,066
Cash dividend paid	(955)	(285)	(185)	(939)	(280)	(185)	(639)
Interest paid	(88)	(26)	(118)	-	-	(20)	(177)

Net cash provided by financing activities	(1,102)	(329)	(303)	(939)	(280)	(205)	(395)

Changes in cash and cash equivalents	(716)	(214)	316	(631)	(188)	147	855
Balance of cash and cash equivalents at beginning of the period	911	272	56	826	246	225	56
Balance of cash and cash equivalents at end of the period	195	58	372	195	58	372	911

* Reclassified

14

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-GAAP Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Six-month period ended			Three-month period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
	2008	2008	2007	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions

Net income	503	150	420	230	69	212	875
Income tax	198	59	209	92	27	112	310
Financing expenses	234	70	94	127	38	39	287
Financing income	(80)	(24)	(33)	(18)	(5)	(20)	(140)
Other (income) expenses	(18)	(5)	-	-	-	1	3
Depreciation and amortization	373	111	382	186	55	194	775

EBITDA	1,210	361	1,072	617	184	538	2,110

Free Cash Flow

The following table shows the calculation of free cash flow:

	Six-month period ended			Three-month period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
	2008	2008	2007	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions

Cash flows from operating activities	652	194	896	457	136	452	* 1,810
Cash flows from investing activities	(266)	(79)	(277)	(149)	(44)	(100)	*(560)

Free Cash Flow	386	115	619	308	92	352	1,250

*	Reclassified

15

Cellcom Israel Ltd. and Subsidiaries Financial Statements As at June 30, 2008 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Financial Statements as at June 30, 2008

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Balance Sheets

		Convenience
		translation
		into US dollar
		(Note 2E)
	June 30,	June 30,	June 30,	December 31,
	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Current assets
Cash and cash equivalents	195	58	372	911
Trade receivables	1,447	432	1,331	1,385
Other receivables, including derivatives	132	39	89	96
Inventory	150	45	125	245

Total current assets	1,924	574	1,917	2,637

Long-term receivables	608	182	512	575

Property, plant and equipment, net	2,223	663	2,361	2,335

Intangible assets, net	678	202	671	685

Total assets	5,433	1,621	5,461	6,232

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Balance Sheets

	June 30,	Convenience translation into US dollar (Note 2E) June 30	June 30,	December 31,
	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current liabilities
Short-term credit	287	86	123	353
Trade payables and accrued expenses	588	175	679	953
Current tax liabilities	66	20	182	122
Provisions	90	27	82	91
Other current liabilities, including derivatives	367	109	291	384

Total current liabilities	1,398	417	1,357	1,903

Long-term liabilities
Long-term loans from banks	-	-	1,092	343
Debentures	3,509	1,047	1,989	2,983
Provisions	16	5	14	14
Other long term liabilities	1	* -	2	3
Deferred taxes	137	41	156	149
Total non-current liabilities	3,663	1,093	3,253	3,492

Total liabilities	5,061	1,510	4,610	5,395

Shareholders’ equity

Share capital	1	* -	1	1
Capital reserves	(60)	(18)	(10)	(33)
Retained earnings	431	129	860	869

Total shareholders' equity	372	111	851	837

Total liabilities and shareholders' equity	5,433	1,621	5,461	6,232

*           Less than 1 million

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Income

	Six-month period ended			Three-month period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
		(Note 2E)			(Note 2E)
	2008	2008	2007	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	3,195	953	2,894	1,600	477	1,456	6,050
Cost of revenues	1,698	506	1,570	819	244	786	3,377

Gross profit	1,497	447	1,324	781	233	670	2,673

Selling and marketing expenses	333	99	313	177	53	164	685
General and administrative expenses	327	98	321	173	51	162	653
Other (income) expenses	(18)	(5)	-	-	-	1	3

Operating income	855	255	690	431	129	343	1,332

Financing expenses	(234)	(70)	(94)	(127)	(38)	(39)	(287)
Financing income	80	24	33	18	5	20	140
Financing costs, net	(154)	(46)	(61)	(109)	(33)	(19)	(147)

Income before income tax	701	209	629	322	96	324	1,185
Income tax	198	59	209	92	27	112	310

Net income	503	150	420	230	69	212	875

Earnings per share
Basic earnings per share (in NIS)	5.16	1.54	4.31	2.36	0.70	2.17	8.97

Diluted earnings per share (in NIS)	5.08	1.52	4.27	2.32	0.69	2.15	8.89

Weighted average number of shares used in the calculation of basic earnings per share (in thousands)	97,540	97,540	97,500	97,575	97,575	97,500	97,500
Weighted average number of shares used in the calculation of diluted earnings per share (in thousands)	99,100	99,100	98,251	99,163	99,163	98,466	98,441

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim consolidated statement of recognized income and expenses

	Six-month period ended			Three-month period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
		(Note 2E)			(Note 2E)
	2008	2008	2007	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net change in fair value of cash flow hedges transferred to profit and loss	18	5	18	11	3	9	27
Changes in fair value of cash flow hedges	(40)	(12)	1	(17)	(5)	6	(28)
Tax expenses directly recognized in equity	(5)	(1)	(5)	(3)	(1)	(2)	(8)

Income and expenses recognized directly in equity	(27)	(8)	14	(9)	(3)	13	(9)

Net income for period	503	150	420	230	69	212	875

Total recognized income for the period	476	142	434	221	66	225	866

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Cash Flows

	Six-month period ended			Three-month period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
		(Note 2E)			(Note 2E)
	2008	2008	2007	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Net income for the period	503	150	420	230	69	212	875
Adjustments to reconcile net income to funds generated from operations:
Depreciation	286	85	308	142	42	154	619
Amortization	87	26	74	44	13	40	156
Reversal of provision allowance	-	-	-	-	-	-	(10)
Loss (gain) on sale of assets	(17)	(5)	2	1	-	1	4
Income tax expense	198	59	209	92	27	112	310
Financial costs, net	154	46	61	109	33	19	147
Equity settled share based payments transaction	17	5	18	13	4	7	29
Changes in operating assets and liabilities:
Changes in inventories	82	25	6	73	22	12	(114)
Changes in trade receivables (including long-term amounts)	(113)	(34)	(34)	(26)	(8)	(15)	(99)
Changes in other receivables and debits (including long-term amounts)	(42)	(12)	(13)	(33)	(10)	8	(24)
Changes in trade payables (including long-term amounts)	(269)	(80)	(8)	(92)	(27)	8	188
Changes in other payables and credits (including long-term amounts)	35	10	37	5	1	(2)	* 92
Proceeds (payments) for inventory hedging contracts, net	(20)	(6)	(16)	(11)	(3)	(8)	*(24)
Proceeds (payments) for derivative contracts, net	11	3	(15)	9	3	(12)	*(26)
Income tax paid	(260)	(78)	(153)	(99)	(30)	(84)	(313)
Net cash provided by operating activities	652	194	896	457	136	452	1,810

(*) Reclassified

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Cash Flows (cont'd)

	Six-month period ended			Three-month period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
		(Note 2E)			(Note 2E)
	2008	2008	2007	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	US$ millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from investing activities
Acquisition of property, plant, and equipment	(225)	(67)	(228)	(107)	(32)	(75)	(466)
Acquisition of intangible assets	(94)	(28)	(46)	(40)	(12)	(24)	(97)
Proceeds (payments) for property, plant and equipment hedging contracts, net	(10)	(3)	(8)	(5)	(1)	(4)	* (12)
Proceeds from sales of assets	50	15	1	-	-	-	4
Interest received from investments	13	4	4	3	1	3	23
Investment in long-term deposit	-	-	-	-	-	-	(12)

Net cash provided by investing activities	(266)	(79)	(277)	(149)	(44)	(100)	(560)

Cash flows from financing activities
Payment of long-term loans from banks	(648)	(194)	-	-	-	-	(645)
Proceeds from issuance of debentures, net of issuance costs	589	176	-	-	-	-	1,066
Cash dividend paid	(955)	(285)	(185)	(939)	(280)	(185)	(639)
Interest paid	(88)	(26)	(118)	-	-	(20)	(177)

Net cash provided by financing activities	(1,102)	(329)	(303)	(939)	(280)	(205)	(395)

Changes in cash and cash equivalents	(716)	(214)	316	(631)	(188)	147	855
Balance of cash and cash equivalents at beginning of the period	911	272	56	826	246	225	56
Balance of cash and cash equivalents at end of the period	195	58	372	195	58	372	911

(*) Reclassified

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 1 - General

Cellcom Israel Ltd. (the "Company") is a company incorporated and domiciled in Israel. The condensed consolidated interim financial statements of the Company as at and for the six and three months ended June 30, 2008 comprise of the Company and its active subsidiaries. The Company operates and maintains a cellular mobile telephone system and provides cellular mobile telephone services in Israel.

Note 2 – Basis of preparation of the financial statements

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). These are the Company's second condensed consolidated interim financial statements that were prepared in accordance with IFRS and IFRS 1 First Time Adoption of International Financial Reporting Standards.

These condensed consolidated interim financial statements have been prepared in accordance with  (IFRS) IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statement of the Company as at and for the year ended December 31, 2007.

The influence of the transition to IFRS on the Company's financial statements for the year ended December 31, 2007 and for the period ended June 30, 2007, its results of operations and its cash flows, is detailed in note 10.

These condensed consolidated interim financial statements were approved by the Board of Directors on August 12, 2008.

B.	Functional and presentational currency

These condensed consolidated interim financial statements are presented in New Israeli Shekels ("NIS"), which is the Company's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment the Company operates in.

C.	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the basis of historical cost except for the following assets and liabilities that are presented according to their fair value: derivative financial instruments and financial instruments measured at fair value.

The value of non monetary assets and equity items that were measured on the basis of historical cost, have been adjusted for changes in the general purchasing power of the Israeli currency -NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflational.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 – Basis of preparation of the financial statements (cont'd)

D.	Exchange rates and Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)
As of June 30, 2008	3.352	195.4
As of June 30, 2007	4.249	186.7
As of December 31, 2007	3.846	191.2

Increase (decrease) during the period:

Six months ended June 30, 2008	(12.8%)	2.2%
Six months ended June 30, 2007	0.6%	1.0%
Three months ended June 30, 2008	(5.7%)	2.1%
Three months ended June 30, 2007	2.3%	1.2%
Year ended December 31, 2007	(9.0%)	3.4%

E.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of June 30, 2008 and for the three months then ended, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2008 (NIS 3.352 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

F.	Use of estimates

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Management determines estimates based upon past experience, various facts, external sources and reasonable assumptions according to the circumstances appropriate to each estimate. Actual results may differ from these estimates.

The judgments, estimates and assumptions are reviewed periodically. Changes in accounting estimates are recognized in the period they were applied and in future affected periods.

G.	Capital management- objectives, procedures and processes

The Company's capital management aim is to ensure a sound and efficient capital structure which takes into consideration, among others, the following factors:
A gearing ratio that supports the Company's cash flow needs vis a vis its potential cash flow generation, supporting its dividend policy, while maintaining a net debt to EBITDA ratio that meets the industry standards. The Company considers net debt to EBIDTA ratio to be an important measure for investors, analysts, and rating agencies. This ratio is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one company to another. The Company's debt consists of short and long term debentures traded publicly in the Tel Aviv Stock Exchange and rated AA- by Maalot, an S&P subsidiary.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies

These condensed consolidated interim financial statements have been prepared according to International Financial Reporting Standards that were published and that are in effect or otherwise available for early adoption as of the first annual report in compliance with IFRS, December 31, 2008, and on the basis of which the accounting policy of the Company was determined.

IFRS that are in effect or will otherwise be available for early adoption in the annual financial statements for the year ending December 31, 2008, are subject to changes and additional clarification publications and therefore cannot be determined with certainty. Accordingly, the accounting policy for this year, that is relevant for this interim information, will be determined finally only during the preparation of the first annual financial statements in accordance with IFRS on December 31, 2008.

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34 resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"). The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2007 for the purposes of the transition to IFRSs, as required by IFRS 1. The impact of the transition from previous GAAP to IFRSs is explained in note 10.

A.	Principles of consolidation

These consolidated financial statements include consolidation of the financial statements of the Company and its fully owned active subsidiaries: Cellcom Real Estate (2001) Ltd., Cellcom Holdings (2001) Ltd. and Cellcom Fixed Line Communication L.P., a limited partnership. All inter-company transactions and balances were eliminated upon consolidation.

B.	Foreign currency transactions

Transactions in foreign currencies are translated at the prevailing foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to NIS at the prevailing foreign exchange rate at that date. Foreign exchange differences arising on translation are recognized in profit and loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to NIS at the prevailing foreign exchange rates at the dates the fair value was determined.

C.	Financial instruments

1.	Non derivative financial instruments
Non derivative financial instruments are comprised of cash and cash equivalents, trade receivables, other receivables, loans and credit, trade payables and other payables.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities are reasonable estimates of their fair value, due to the short-term nature of these instruments. Financial instruments that could potentially subject the Company to credit risks consist primarily of trade accounts receivables. Credit risk with respect to these receivables are limited due to the composition of the subscriber base, which includes a large number of individuals and businesses.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

1.	Non derivative financial instruments (cont'd)
Financial instruments are recognized when the Company takes upon itself  the contractual terms of the instrument. Financial assets are dispositioned when the Company's rights for cash flows arising from the financial asset expire, or when the Company transfers the financial asset to others without leaving  itself control in the asset, or transfers all the risks and benefits that arise from the asset. Sales and acquisitions of financial instruments are recognized on the transaction date, hence the date in which the Company is obligated to sell or buy the asset. Financial liabilities are dispositioned when the Company's contractual obligations expire, or when it was dismissed or cancelled.

Cash and cash equivalents
Cash and cash equivalents are comprised of cash on hand and call deposits, and other short term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Trade receivables
Trade receivables and other receivables are recorded at amortized cost as reduced by appropriate allowances for estimated irrecoverable amounts. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Individual trade receivables are written off when management deems them not to be collectible.

Trade payables
Trade payables are not interest bearing and are stated at their nominal value.

2.	Derivative financial instruments
The Company holds derivative financial instruments for hedging foreign currency risks and interest risks. Embedded derivatives are separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, and (3) the combined instrument is not measured at fair value through profit and loss.

Derivatives are initially recognized at fair value; transaction costs that can be attributed are subjected to profit and loss when they arise. Subsequent to initial recognition, derivatives are measured at fair value. Changes in fair value are accounted for as follows:

Cash flow hedges
Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit and loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in equity remains there until the forecasted transaction occurs. The amount recognized in equity is transferred to profit and loss in the same period that the hedged item affects profit and loss.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

2.	Derivative financial instruments (cont'd)

Economic Hedges
Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit and loss as part of foreign currency gains and losses.

Separable embedded derivatives
Changes in fair value of separable embedded derivatives are recognized immediately in profit and loss.

3.	Financial instruments linked to the Israeli CPI that are not measured at fair value
The book value of a financial instrument and the payments derived from it are revaluated in each period according to the actual rate of change in the CPI.
4.	Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

D.	Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within “other (income) expenses” in profit and loss.

Depreciation is calculated using the straight-line method. If the property, plant and equipment consists of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. The annual depreciation rates are as follows:

%
Network and transmission equipment	5-20
Control and testing equipment	15-25
Vehicles	15
Computers and hardware	15-33
Furniture and office equipment	6-15

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the expected lease terms.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

E.	Intangible assets

Intangible assets consist of licenses, computer software costs and deferred expenses.

(1)
Intangible assets are stated at cost, including direct costs necessary to prepare the asset for its intended use. A group of similar intangible assets are measured at cost net of accumulated amortization minus impairment losses.

(2)
Certain direct and indirect development costs associated with internally developed services, and payroll costs for employees devoting time to the software projects, incurred during the application development stage, are capitalized. The costs are amortized using the straight-line method beginning when the asset is substantially ready for use. Costs incurred during the research stage and after the asset is substantially ready for use are expensed as incurred.

(3)
Deferred expenses in respect of commissions regarding the acquisition of new subscribers are recognized as intangible assets, if the costs can be measured reliably, incremental to the contract and directly attributable to obtaining a specific subscriber. If the costs do not meet the aforementioned criteria, they are recognized immediately as expenses.

(4)
Amortization is calculated using the straight-line method. If the intangible assets consist of several components with different estimated useful lives, the individual significant components are amortized over their individual useful lives. The annual amortization rates are as follows:

	%
Licenses	5-6	(mainly 6%)
Information systems	25
Software	25

Deferred costs are amortized over the expected life of the subscriber contractual relationship (mainly 18 months).

F.	Inventory

Inventory of cellular phone equipment and accessories and spare-parts are stated at the lower of cost or net realizable value. Cost is determined by the moving average method.

G.	Capitalization of financing costs

Financing costs associated with the cost of constructing the wireless networks during the initial construction phase and the cost of acquiring the spectrum licenses until the beginning of their intended use are capitalized to the cost of such assets. The amount of financing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on the asset eligible for capitalization. The capitalization rate is the weighted average of the financing costs applicable to the borrowing and loans of the Company that are outstanding during the period, or the rate applicable to a borrowing specifically for the purpose of obtaining a specific asset. The amount of financing costs capitalized during the reported periods did not exceed the amount of financing costs incurred during these periods.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

H.	Impairment of property, plant and equipment and intangible assets

At each balance sheet date, the Company reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit and loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the income statement.

I.	Share based payments

The grant date fair value of options granted to employees is recognized as an employee expense, with a corresponding increase in retained earnings, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

Fair value is measured using a Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

J.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the management best estimate of the expenditure required to settle the obligation at the balance sheet date.

K.	Revenue

Revenues from sales of handsets and accessories that are not contingent upon the delivery of additional products or services are recognized when products are delivered to and accepted by customers. Revenues from long-term credit arrangements are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

Revenues derived from usage of the Company’s networks, including airtime, interconnect and roaming revenues are recognized when the services are provided.

Prepaid wireless airtime sold to customers is recorded as deferred revenue prior to the commencement of services and is recognized when the airtime is used or expires.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

K.	Revenue (cont'd)

Revenue is recorded net of value added taxes.

The Company offers enhanced services including voice mail, text and multimedia messaging, as well as downloadable wireless data applications, including ring tones, music, games, and other informational content. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications. Other optional services, such as equipment warranty plans are also provided for a monthly fee and are either sold separately or bundled and included in packaged rate plans. Revenues from enhanced features and optional services are recognized when earned.

Costs of revenues mainly include ongoing license fees, interconnection and roaming expenses, cell site leases, depreciation and amortization charges and technical repair and maintenance expenses directly related to services rendered.

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

When the Company acts as an agent or an intermediary without bearing the risks and rewards resulting from the transaction, revenues are presented on a net basis (as a profit or a commission). However, when the Company acts as a principal supplier and bears the risks and rewards resulting from the transaction, revenues are presented on a gross basis, distinguishing the revenue from the related expenses.

L.	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

M.	Finance income and expenses

Finance income is comprised of interest income on funds invested and interest income on installment sales. Interest income is recognized as it accrues in profit and loss.

Finance expenses are comprised of interest and indexing expenses on loans and debentures and unwinding of the discount on provisions. All borrowing costs are recognized in profit and loss using the effective interest method.

Foreign currency gains and losses and gains and losses on hedging instruments that are recognized in profit and loss are reported on a net basis.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

N.	Deferred taxes

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit and loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

O.	Earnings per share

The Company presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit and loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit and loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

P.	Liability for Employee Severance Benefits, net

The Company’s liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. For the majority of the Company employees the payments to the pension funds and insurance companies discharge the Company’s obligation to the employees as required by the Severance Pay Law in connection with Section 14. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet.

Q.	Advertising expenses

Advertising costs are expensed as incurred.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

R.	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective, and have not been applied in preparing these consolidated interim financial statements:

1.
Revised IAS 23 Borrowing Costs. The revised standard removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for the Company’s 2009 financial statements and will constitute a change in accounting policy for the Company. In accordance with the transitional provisions the Company will apply the revised IAS 23 to qualifying assets for which capitalization of borrowing costs commences on or after the effective date. The Company does not expect these amendments to impact the financial statements of the Company.

2.
IFRS 2 Share-based Payments – Vesting Conditions and Cancellations. This amendment to IFRS 2 Share-based payments was published in January 2008 and becomes effective for financial years beginning on or after January 1, 2009. The Standard restricts the definition of “vesting condition” to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The Company has not entered into share-based payment plans with non-vesting conditions attached and, therefore, does not expect significant implications on its accounting for share-based payments.

3.
Revised IAS 1 Presentation of Financial Statements. The revised IAS 1 Presentation of Financial Statements was issued in September 2007 and becomes effective for financial years beginning on or after January 1 2009. The Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the Standard introduces the statement of comprehensive income: it presents all items of income and expense recognized in profit and loss, together with all other items of recognized income and expense, either in one single statement, or in two linked statements. The Company will present separate statements.

4.
Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements- Puttable Financial Instruments and Obligations arising on Liquidation were issued  in February 2008 and become effective for annual periods beginning on or after January 1, 2009. The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity. The Company does not expect these amendments to impact the financial statements of the Company.

5.
IFRIC 13: IFRIC 13 addresses how companies, that grant their customers loyalty award credits (often called ‘points’) when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. The interpretation is based on a view that customers are implicitly paying for the points they receive when they buy other goods or services, and hence that some revenue should be allocated to the points. The interpretation requires companies to estimate the value of the points to the customer and defer this amount of revenue as a liability until they have fulfilled their obligations to supply awards. The interpretation is mandatory for annual periods beginning on or after 1 July 2008. The Company is still in the process of assessing the impact of the interpretation to  it's financial statements, if any.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 3 - Significant Accounting Policies (cont'd)

R.	New standards and interpretations not yet adopted (cont'd)

6.
IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements, revised ("standards"). The main revisions to the new standards are: including business combinations that involve only mutual entities, or that are executed through contracts only, a revised definition of business and business combinations, a change in the measurement method of carried forward items in business combinations, providing two measurement options regarding non-controlling rights, a change in the accounting treatment of transaction costs, the accounting treatment regarding piece by piece acquisitions, the allocation of comprehensive income between shareholders, the accounting for acquisitions or sales of equity rights while maintaining control as equity transactions, the accounting for transactions that result in gain or loss of control in full fair value, so that the subsequent holdings after the loss of control are  recognized through profit and loss, and the original investment in obtaining control is also recognized in fair value through profit and loss, and a broadening of disclosure requirements. The standards shall be applied on annual reporting periods beginning on, or after, July 1, 2009. Earlier application is permitted (only if both standards are implemented simultaneously). IFRS 3 applies to business combinations for which the acquisition date is on or after the application date. IAS 27 shall be applied retrospectively, except for the allocation of comprehensive income between shareholders, the treatment in changes in rights in a subsidiary subsequent to obtaining control, and the treatment in the loss of control in a subsidiary, which will be applied as from the date of application.

Note 4- Non-cash investing and financing activities

	Six-month period ended			Three-month period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
		(Note 2E)			(Note 2E)
	2008	2008	2007	2008	2008	2007	2007
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	US$ millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Acquisition of property, plant and equipment and intangible assets on credit	122	36	106	84	25	81	216
Tax withheld regarding cash dividend	19	6	13	19	6	13	16

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 5- Income Tax

On February 26, 2008 the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for the transitional provisions whose objectives are to prevent distortion of the taxation calculations.

In addition, according to the amendment, commencing from the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Furthermore, depreciation on protected assets and carryforward tax losses will no longer be linked to the CPI, with these balances being adjusted to the CPI through the end of the 2007 tax year, and linkage thereon ceasing from the 2008 tax year onwards.

Note 6- Shareholders' Equity

A.	Dividends

Dividends declared during the reported period are as follows:

	Six-month period ended		Three-month period ended
	June 30, 2008		June 30, 2008

		Convenience translation		Convenience translation
		into US dollars		into US dollars
		(Note 2E)		(Note 2E)
	NIS millions	US$ millions	NIS millions	US$ millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

7.18 NIS per share	700	209	-	-
2.65 NIS per share	258	77	258	77
	958	286	258	77

On April 14, 2008 the Company paid a cash dividend in the amount of NIS 7.18 per share, totaling approximately NIS 700 million.

On June 10, 2008, the Company paid a cash dividend in the amount of NIS 2.65 per share, totaling approximately NIS 258 million.

On August 12, 2008, subsequent to the balance sheet date, the Company’s Board of Directors declared a cash dividend in the amount of NIS 2.76 per share, totaling approximately NIS 270 million, to be paid on September 8, 2008, to the shareholders of the Company of record at the end of the trading day in the NYSE on August 25, 2008.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 6- Shareholders' Equity (cont'd)

B.	Additional Changes in Shareholders’ Equity

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2E)
	NIS millions				US$ millions
For the six-month period ended June 30, 2008 (Unaudited)
Balance as of January 1, 2008 (Audited)	1	(33)	869	837	250
Total recognized income and expenses	-	(27)	503	476	142
Share based payments	-	-	17	17	5
Cash dividend paid	-	-	(958)	(958)	(286)
Balance as of June 30, 2008 (Unaudited)	1	(60)	431	372	111

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2E)
	NIS millions				US$ millions
For the six-month period ended June 30, 2007 (Unaudited)
Balance as of January 1, 2007 (Audited)	1	(24)	620	597	178
Total recognized income and expenses	-	14	420	434	130
Share based payments	-	-	18	18	5
Cash dividend paid	-	-	(198)	(198)	(59)
Balance as of June 30, 2007 (Unaudited)	1	(10)	860	851	254

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2E)
	NIS millions				US$ millions
For the three-month period ended June 30, 2008 (Unaudited)
Balance as of March 31, 2008 (Unaudited)	1	(51)	446	396	118
Total recognized income and expenses	-	(9)	230	221	66
Share based payments	-	-	13	13	4
Cash dividend paid	-	-	(258)	(258)	(77)
Balance as of June 30, 2008 (Unaudited)	1	(60)	431	372	111

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 6- Shareholders' Equity (cont'd)

B.           Additional Changes in Shareholders’ Equity (cont'd)

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2E)
	NIS millions				US$ millions
For the three-month period ended June 30, 2007 (Unaudited)
Balance as of March 31, 2007 (Unaudited)	1	(23)	839	817	244
Total recognized income and expenses	-	13	212	225	67
Share based payments	-	-	7	7	2
Cash dividend paid	-	-	(198)	(198)	(59)
Balance as of June 30, 2007 (Unaudited)	1	(10)	860	851	254

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2E)
	NIS millions				US$ millions
For the year ended December 31, 2007 (Audited)
Balance as of January 1, 2007 (Audited)	1	(24)	620	597	178
Total recognized income and expenses	-	(9)	875	866	258
Share based payments	-	-	29	29	9
Cash dividend paid	-	-	(655)	(655)	(195)
Balance as of December 31, 2007 (Audited)	1	(33)	869	837	250

Note 7- Long-term Loans from Banks

On March 10, 2008 the Company voluntarily prepaid the balance of the outstanding amounts under its credit facility, in a principal amount of $140 million (comprising of $85 million denominated in US$ and approximately NIS 253 million denominated in NIS), following which, the credit facility and all covenant restrictions were terminated. For more details refer to note 13C of the Company's annual financial statements as at December 31, 2007.

Note 8- Debentures

In February 2008, the Company issued, in a private placement to institutional investors, additional debentures of Series C, in a principal amount of NIS 81 million and additional debentures of Series D, in a principal amount of approximately NIS 494 million, in exchange for a total consideration of NIS 600 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 8- Debentures (cont'd)

Debentures of series C are payable in nine semi-annual installments, on March 1 and September 1 of each of the years 2009 through 2012, and on March 1, 2013. The debentures bear an annual interest of 4.60%. The interest is to be paid in semi- annual installments on March 1 and September 1 of each of the years 2008 through 2012 and on March 1, 2013. Both the principal amount and interest are linked to the Israeli Consumer Price Index for August 2007.

Debenture of series D are payable in five equal annual installments, on July 1 of each of the years 2013 through 2017. The debentures bear an annual interest of 5.19%. The interest is to be paid in annual installments on July 1 of each of the years 2008 through 2017. Both the principal amount and interest are linked to the Israeli Consumer Price Index for August 2007.

Note 9 - Contingent Liabilities

A.
In January 2007 a purported class action lawsuit was filed against the Company, two other cellular operators and two landline operators in the District Court of Jerusalem by three plaintiffs, claiming to be subscribers of some of the defendants, in connection with an alleged violation of the defendants' statutory duty to allow their subscribers to transfer with their number to another operator, thus, allegedly causing monetary damage to the subscribers. In March 2008 the motion for certification as a class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, following request of the plaintiffs to withdraw their claim. Had the lawsuit been certified as a class action, the total amount claimed was estimated by the plaintiffs to be at least NIS 10.6 billion.

B.
In April 2007, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv-Jaffa, by two plaintiffs who claim to be subscribers of the Company. The claim alleges that the Company, unlawfully and in violation of its license, raised its rates in pricing plans that include a commitment to purchase certain services for a fixed period. In February 2008 the motion for certification as a class action and the lawsuit were denied. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiffs at approximately NIS 230 million.

C.
In February 2008 a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs claiming to be subscribers of the Company, in connection with sums the Company allegedly overcharged, when the Company raised its tariffs for SMS packages. If the lawsuit is recognized as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 43 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success. Accordingly, no provision has been made in the financial statements in respect of this claim.

D.
In March 2008 a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs claiming to be the Company's subscribers. The plaintiffs claim that the Company has unlawfully charged its subscribers for providing them with call details records. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 440 million. Based on advice of counsel, management believes it is more likely than not, that the claim would not be certified as a class action. Accordingly, no provision has been made in the financial statements in respect of this claim.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 9 - Contingent Liabilities (cont'd)

E.
In April 2008 a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by plaintiffs claiming to be subscribers of the Company. The plaintiffs claim that the Company overcharged certain subscribers entitled to rebates under their agreement with the Company, by miscalculating the rebate. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiffs to be approximately NIS 100 million. Based on advice of counsel, management believes it is more likely than not, that the claim would not be certified as a class action. Accordingly, no provision has been made in the financial statements in respect of this claim.

F.
In May 2008 a purported class action lawsuit was filed against the Company and two other cellular operators ("the defendants") in the District Court of Tel Aviv-Jaffa, by plaintiffs claiming to be subscribers of the defendants. The plaintiffs claim that the defendants have unlawfully charged their subscribers for certain failed calls attempted by the subscribers, while abroad. If the lawsuit is certified as a class action, the total amount claimed from all three defendants is estimated by the plaintiffs to be approximately NIS 50 million, without specifying the amount attributed to the Company. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success. Accordingly, no provision has been made in the financial statements in respect of this claim.

G.
In September 2007, a purported class action lawsuit was filed against the Company and two other cellular operators ("the defendants") in the District Court of Jerusalem, by three plaintiffs who claim to be subscribers of the defendants. The plaintiffs claim that the defendants charged their subscribers for SMS messages sent by them to subscribers who disabled their ability to receive SMS messages and/or misled the senders by an indication on their cell phones that such messages were sent. In July 2008, subsequent to the balance sheet date, the motion for certification as a class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, following an agreed upon request of the plaintiffs to withdraw their claim. Had the dismissed lawsuit been certified as a class action, the total amount claimed from all three defendants was estimated by the plaintiffs to be approximately NIS 182.5 million, without specifying the amount claimed from the Company. The defendants agreed, for service oriented considerations, not to charge, to provide an indication of failure and to refund their customers for such SMS messages (amounting to negligible sums).

H.
In July 2008, subsequent to the balance sheet date, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff claiming to be a subscriber of the Company. The plaintiff claims that the Company misleads and overcharges certain subscribers, in relation to airtime packages. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be approximately NIS 72 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success. Accordingly, no provision has been made in the financial statements in respect of this claim.

I.
In July 2008, subsequent to the balance sheet date, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff claiming to be a subscriber of the Company. The plaintiff claims that the Company misleads and unlawfully charges its subscribers for a certain automatic call completion service, even if not used. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be approximately NIS 179 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success, but it should be noted that maximum liability – assuming plaintiff's claims are accepted – is assessed by the Company as immaterial. Accordingly, no provision has been made in the financial statements in respect of this claim.

For other contingent liabilities, refer to Note 16A to the Company's annual financial statements as at December 31, 2007.

Cellcom Israel Ltd. and Subsidiaries

 Notes to the Financial Statements (cont'd)

Note 10 - Explanation of transition to IFRSs

As stated in note 2(a), these are the Company’s first condensed consolidated interim financial statements for part of the period covered by the first IFRS annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies in note 3 have been applied in preparing the condensed consolidated interim financial statements for the six and three months ended June 30, 2008, the comparative information for the six and three months ended June 30, 2007, the financial statements for the year ended December 31, 2007 and the preparation of an opening IFRS balance sheet at January 1, 2007 (the Company's date of transition).

This note has been prepared according to IFRSs that are in effect or will otherwise be available for early adoption in the annual financial statements for the year ending December 31, 2008 that are subject to changes and additional clarification publications and therefore cannot be determined with certainty. Accordingly, the accounting policy for this year, that is relevant for this interim information, will be determined finally only during the preparation of the first annual financial statements in accordance with IFRS on December 31, 2008.

An explanation of how the transition from previous GAAP to IFRSs has affected the Company’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

IFRS exemptions implemented

Provisions include asset retirement obligations. Upon the initial recognition of property, plant and equipment, the Company includes in the cost of the asset all the costs it will be required to incur in respect of a liability to dismantle and remove the asset and to restore the site on which it was located.

The Company recognized a liability to dismantle and remove the asset and to restore the site on which it was located in accordance with IAS 37 at the transition date. For the measurement of a fixed asset item, according to the leniency included in IFRS 1 paragraph 25E, the Company calculated the amount that would have been included in the cost of the asset on the date on which the liability was initially incurred by capitalizing the amount of the liability mentioned in the item above to the date on which the liability was initially incurred.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 10 - Explanation of transition to IFRSs (cont'd)

Reconciliation of equity

		January 1, 2007					December 31, 2007
			Effect of applying IFRS

		Israeli GAAP as reported prior the adoption of new Israeli accounting standards in 2007	Effects reflected upon the adoption of new Israeli accounting standards in 2007	Israeli GAAP as reported after the adoption of new Israeli accounting standards in 2007	Other effect of applying IFRS	IFRS	Israeli GAAP	Effect of applying IFRS	IFRS
	Note	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Current assets
Cash and cash equivalents		56	-	56	-	56	911	-	911
Trade receivables, net		1,242	-	1,242	-	1,242	1,385	-	1,385
Other receivables including derivatives	A, B	123	-	123	(50)	73	133	(37)	96
Inventory		131	-	131	-	131	245	-	245
Total current assets		1,552	-	1,552	(50)	1,502	2,674	(37)	2,637

Long-term receivables	C	526	-	526	21	547	545	30	575

Property, plant and
equipment, net	C, D	2,390	165	* 2,555	(23)	2,532	2,368	(33)	2,335

Intangible assets, net	D	458	237	695	-	695	685	-	685
Total non-current assets		3,374	402	3,776	(2)	3,774	3,598	(3)	3,595

Total assets		4,926	402	* 5,328	(52)	5,276	6,272	(40)	6,232

*
Includes accumulative effect as of the adoption of Standard No. 27 regarding asset retirement obligations, net effect of NIS 5 million, see Note 2U(2) of the  Company's annual financial statements as at December 31, 2007

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 10 - Explanation of transition to IFRSs (cont'd)

Reconciliation of equity (cont'd)

		January 1, 2007					December 31, 2007
			Effect of applying IFRS
		Israeli GAAP as reported prior the adoption of new Israeli accounting standards in 2007	Effects reflected upon the adoption of new Israeli accounting standards in 2007	Israeli GAAP as reported after the adoption of new Israeli accounting standards in 2007	Other effect of applying IFRS	IFRS	Israeli GAAP	Effect of applying IFRS	IFRS
	Note	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Current liabilities
Short-term credit		-	-	-	-	-	353	-	353
Trade payables and accrued expenses	F	819	-	819	(44)	775	1,007	(54)	953
Current tax liabilities	E	-	-	-	117	117	-	122	122
Provisions	F	-	-	-	81	81	-	91	91
Other current liabilities including derivatives	E, F	496	-	496	(154)	342	543	(159)	384
Total current liabilities		1,315	-	1,315	-	1,315	1,903	-	1,903
Long-term loans from banks		1,208	-	1,208	-	1,208	343	-	343
Debentures		1,989	-	1,989	-	1,989	2,983	-	2,983
Provisions		-	-	-	12	12	-	14	14
Other long-term liabilities	D	2	12	* 14	(12)	2	17	(14)	3
Deferred tax liabilities	A, B, D, G	105	105	* 210	(57)	153	196	(47)	149
Total non-current liabilities		3,304	117	3,421	(57)	3,364	3,539	(47)	3,492
Total liabilities		4,619	117	4,736	(57)	4,679	5,442	(47)	5,395
Shareholders equity
Share capital		1	-	1	-	1	1	-	1
Capital reserves	H	(24)	-	(24)	-	(24)	(4)	(29)	(33)
Cash dividend declared subsequent to the balance sheet date	J	-	-	-	-	-	700	(700)	-
Retained earnings	A, C, D, H, J	330	285	* 615	5	620	133	736	869
Total shareholders’ equity		307	285	592	5	597	830	7	837
Total liabilities and shareholders’ equity		4,926	402	5,328	(52)	5,276	6,272	(40)	6,232

*
Includes accumulative effect as of the adoption of Standard No. 27 regarding asset retirement obligations, net effect of NIS 5 million, see Note 2U(2) of the  Company's annual financial statements as at December 31, 2007

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 10 - Explanation of transition to IFRSs (cont'd)

Reconciliation of equity (cont'd)

		June 30, 2007
			Effect of
			applying
		Israeli GAAP	IFRS	IFRS
		NIS millions
	Note	(Unaudited)

Current assets
Cash and cash equivalents		372	-	372
Trade receivables, net		1,331	-	1,331
Other receivables including derivatives	A, B	133	(44)	89
Inventory		125	-	125
Total current assets		1,961	(44)	1,917

Long-term receivables	C	491	21	512

Property, plant and
equipment, net	C, D	2,384	(23)	2,361

Intangible assets, net	D	671	-	671
Total non-current assets		3,546	(2)	3,544

Total assets		5,507	(46)	5,461

Current liabilities
Short-term credit		123	-	123
Trade payables and accrued expenses	F	724	(45)	679
Current tax liabilities	E	-	182	182
Provisions	F	-	82	82
Other current liabilities including derivatives	E, F	510	(219)	291
Total current liabilities		1,357	-	1,357

Long-term loans from banks		1,092	-	1,092
Debentures		1,989	-	1,989
Provisions		-	14	14
Other long-term liabilities	D	16	(14)	2
Deferred tax liabilities	A, B, D, G	207	(51)	156
Total non-current liabilities		3,304	(51)	3,253
Total liabilities		4,661	(51)	4,610
Shareholders equity
Share capital		1	-	1
Capital reserves	H	8	(18)	(10)
Cash dividend declared subsequent to the balance sheet date	J	201	(201)	-
Retained earnings	A, C, D, H, J	636	224	860

Total shareholders’ equity		846	5	851

Total liabilities and shareholders’ equity		5,507	(46)	5,461

Cellcom Israel Ltd. and Subsidiaries

 Notes to the Financial Statements (cont'd)

Note 10 - Explanation of transition to IFRSs (cont'd)

Adjustment of the earnings

		Year ended December 31, 2007
			Effect of
		Israeli	applying
		GAAP	IFRS	IFRS
		NIS millions
	Note	(Audited)

Revenues		6,050	-	6,050
Cost of revenues	A	3,372	5	3,377
Gross profit		2,678	(5)	2,673

Selling and marketing expenses		685	-	685
General and administrative expenses	C	652	1	653
Other expenses (income)	K	-	3	3
Operating income		1,341	(9)	1,332

Financing expenses		(287)	-	(287)
Financing income	A	131	9	140
Financing costs, net		(156)	9	(147)

Other expenses (income)	K	3	(3)	-

Income before income tax		1,182	3	1,185

Income tax	A	309	1	310
Net income		873	2	875

Earnings per share
Basic earnings per share (in NIS)		8.95	0.02	8.97
Diluted earnings per share (in NIS)		8.87	0.02	8.89

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 10 - Explanation of transition to IFRSs (cont'd)

Adjustment of the earnings

		Six-month period ended June 30, 2007			Three-month period ended June 30, 2007
			Effect of			Effect of
		Israeli	applying		Israeli	applying
		GAAP	IFRS	IFRS	GAAP	IFRS	IFRS
		NIS millions			NIS millions
	Note	(Unaudited)			(Unaudited)

Revenues		2,894	-	2,894	1,456	-	1,456
Cost of revenues	A	1,568	2	1,570	785	1	786
Gross profit		1,326	(2)	1,324	671	(1)	670

Selling and marketing expenses		313	-	313	164	-	164
General and administrative expenses		321	-	321	162	-	162
Other expenses (income)	K	-	-	-	-	1	1
Operating income		692	(2)	690	345	(2)	343

Financing expenses		(94)	-	(94)	(39)	-	(39)
Financing income	A	32	1	33	20	-	20
Financing costs, net		(62)	1	(61)	(19)	-	(19)

Other expenses (income)	K	-	-	-	1	(1)	-

Income before income tax		630	(1)	629	325	(1)	324

Income tax		210	(1)	209	113	(1)	112
Net income		420	-	420	212	-	212

Earnings per share
Basic earnings per share (in NIS)		4.31	-	4.31	2.17	-	2.17
Diluted earnings per share (in NIS)		4.27	-	4.27	2.15	-	2.15

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 10 - Explanation of transition to IFRSs (cont'd)

A.
In accordance with Israeli GAAP, no separation of embedded derivatives is required, as is required in accordance with IFRS. The effect of applying IFRS as at January 1, 2007 and as at June 30, 2007, includes an increase in other receivables in the amount of NIS 10 million and NIS 9 million, respectively, an increase in deferred tax liabilities in the amount of NIS 3 million and NIS 2 million, respectively, and an increase in retained earnings in the amount of NIS 7 million (net of tax). The effect of applying IFRS as at December 31, 2007 includes an increase in other receivables in the amount of NIS 14 million, an increase in deferred tax liabilities in the amount of NIS 4 million and an increase in retained earnings in the amount of NIS 10 million (net of tax). In addition, the cost of revenues increased in the amount of NIS 2 million, NIS 1 million, and NIS 5 million, for the periods of six and three months ended June 30, 2007 and the year ended December 31, 2007, respectively. Financing income did not change for the period of three months ended June 30, 2007, and increased in the amount of NIS 1 million and NIS 9 million, for the period of six months ended June 30, 2007 and the year ended December 31, 2007, respectively. Tax expenses increased in the amount of NIS 1 million for the year ended December 31, 2007.

B.
In accordance with Israeli GAAP, deferred tax assets or liabilities were classified as current assets or current liabilities and non-current assets or non-current liabilities according to the classification of the assets or liabilities for which they were created. In accordance with IFRS, deferred tax assets are classified as non-current assets or non-current liabilities even if it is anticipated that they will be realized in the short term. Therefore, upon applying IFRS, short-term deferred tax assets as at January 1, 2007, June 30, 2007 and December 31, 2007 in the amount of NIS 60 million, NIS 53 million and NIS 51 million, respectively, were reclassified from the item of other receivables under current assets to the item of deferred tax liabilities under non-current liabilities.

C.
In accordance with Israeli GAAP, lands leased from the Israel Lands Administration ("ILA") are classified as property, plant and equipment and are not depreciated. In accordance with IFRS, when these lands are not considered owned by the Company, the lease payments are classified as long-term receivables and are amortized over the lease period, including the optional extension period if on the date of signing the lease agreement it was reasonably certain that the option will be exercised. Accordingly, as at January 1, 2007 and as at June 30, 2007, the Company recorded an increase in long-term receivables in the amount of NIS 21 million, a decrease in property, plant and equipment in the amount of NIS 23 million, and a decrease in retained earnings in the amount of NIS 2 million. As at December 31, 2007 the Company recorded an increase in long-term receivables in the amount of NIS 30 million, a decrease in property, plant and equipment in the amount of NIS 33 million, and a decrease in retained earnings in the amount of NIS 3 million. The amortization of lease payments was reflected in an increase in amortization expense in the amount of NIS 1 million for the year ended December 31, 2007.

D.	See notes 2(U)2 and 2(U)4 of the Company's annual financial statements as at December 31, 2007 regarding the adoption of Standard No. 27 and Standard No. 30 respectively.

E.
In accordance with Israeli GAAP, current taxation liabilities were classified as other current liabilities. In accordance with IFRS, current taxation liabilities are presented as a separate item in current liabilities. Therefore, upon applying IFRS, current taxation liabilities as at January 1, 2007, June 30, 2007 and December 31, 2007 in the amount of NIS 117 million, NIS 182 million and NIS 122 million, respectively, were reclassified from the item of other current liabilities under current liabilities to the item of current taxation liabilities under current liabilities.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 10 - Explanation of transition to IFRSs (cont'd)

F.
In accordance with Israeli GAAP, current and non-current provisions were classified as trade payables and accrued expenses, other current liabilities, or other long-term liabilities, according to the origin of the provision. In accordance with IFRS, current provisions are presented as a separate item in current liabilities. Therefore, upon applying IFRS, as at January 1, 2007, June 30, 2007, and December 31, 2007: trade payables and accrued expenses decreased in the amount of NIS 44 million, NIS 45 million, and NIS 54 million, respectively; other current liabilities including derivatives decreased in the amount of NIS 37 million, NIS 37 million, and NIS 37 million, respectively; and current provisions increased in the amount of NIS 81 million, NIS 82 million, and NIS 91 million, respectively. In addition, in accordance with IFRS, non-current provisions are presented as a separate item in non-current liabilities. Therefore, upon applying IFRS, as at January 1, 2007, June 30, 2007, and December 31, 2007, non-current provisions increased and other long-term liabilities decreased in the amount of NIS 12 million, NIS 13 million, and NIS 14 million, respectively.

G.
The deferred tax liability as presented hereunder has changed based on the aforementioned changes. The changes in the deferred taxes were calculated on the basis of tax rates that are expected to be in effect when the temporary differences reverse:

		January 1	June 30	December 31
		2007	2007	2007
	Note	NIS millions	NIS millions	NIS millions
Property, plant and equipment, net	D	105	-	-
Other receivables	A	3	2	4
Deferred tax liabilities	B	(60)	(53)	(51)

		48	(51)	(47)

H.
In accordance with Israeli GAAP, expenses recognized regarding share-based payment transactions were recorded against a capital reserve in the shareholders' equity. In accordance with IFRS, and on the basis of the accounting policy applied by the Company, the Company has reclassified this capital reserve to the retained earnings. Accordingly, the balance of the capital reserve decreased as of June 30, 2007 and December 31, 2007 in the amount of NIS 18 million and NIS 29 million, and the retained earnings increased in the amount of NIS 18 million and NIS 29 million, respectively.

I.	The effect of the aforementioned adjustments (net of tax) on the retained earnings:

		January 1	June 30	December 31
		2007	2007	2007
	Note	NIS millions	NIS millions	NIS millions
Property, plant and equipment, net	D	285	-	-
Other receivables	A	7	7	10
Lands leased from the ILA	C	(2)	(2)	(3)
Classification of surplus resulting from share base payment	G	-	18	29
Dividend declared subsequent to balance sheet date	J	-	201	700

		290	224	736

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements (cont'd)

Note 10 - Explanation of transition to IFRSs (cont'd)

J.
In accordance with Israeli GAAP, a dividend declared subsequent to the balance sheet date and before the approval date of the financial statements was appropriated within shareholders’ equity as a separate item “Dividend declared subsequent to balance sheet date” against a decrease in retained earnings. In accordance with IFRS, such a dividend only requires disclosure and does not require any equity reclassification. Accordingly, as at June 30, 2007, and December 31, 2007 the balance of retained earnings increased and the dividend declared subsequent to the balance sheet date that is presented in shareholders’ equity decreased by the amount of NIS 201 million and NIS 700 million, respectively.

K.
In accordance with Israeli GAAP, gains and losses from the sale of property, plant and equipment net and other income / expenses were not included in operating income. In accordance with IFRS, these items are included in operating income. There was no effect resulting from the application IFRS for the six month period ended June 30, 2007. The effect of applying IFRS for the three month period ended June 30, 2007, and the year ended December 31, 2007 is reflected in a reclassification of these items to the operating income, in the amount of expenses of NIS 1 million and NIS 3 million, respectively.

L.            Explanation of material adjustments to the cash flow statements:

1.
Interest of NIS 4 million, NIS 3 million and NIS 23 million received from investments during the six and three months ended June 30, 2007 and the year ended December 31, 2007, respectively, is classified as investing cash flows under IFRSs, but was included in operating cash flows under Israeli GAAP.

2.
Interest of NIS 118 million, NIS 20 million and NIS 177 million paid during the six and three months ended June 30, 2007 and the year ended December 31, 2007, respectively, is classified as financing cash flows under IFRSs, but was included in operating cash flows under Israeli GAAP.

3.
Payments for fixed asset hedging contracts, in accordance with hedge accounting, in the amount of NIS 8 million, NIS 4 million, and NIS 12 million, during the six and three months ended June 30, 2007, and the year ended December 31, 2007, respectively, are classified as investing cash flows under IFRSs, but were included in operating cash flows under Israeli GAAP.

4.
Payments for inventory hedging contracts, in accordance with hedge accounting, in the amount of NIS 16 million, NIS 8 million, and NIS 24 million, during the six and three months ended June 30, 2007, and the year ended December 31, 2007, respectively, are presented as a separate line in operating cash flows under IFRSs, but were presented as changes in operating assets and liabilities under Israeli GAAP.

5.
Payments for derivative contracts, net, in the amount of NIS 15 million, NIS 3 million, and NIS 26 million, during the six and three months ended June 30, 2007, and the year ended December 31, 2007, respectively, are presented as a separate line in operating cash flows under IFRSs, but were presented as changes in operating assets and liabilities under Israeli GAAP.

There are no other material differences between the cash flow statement presented under IFRSs and cash flow statement presented under Israeli GAAP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 13, 2008	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel